FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of NOVEMBER , 2001
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                             Hilton Petroleum Ltd.
                (Translation of registrant's name into English)

                                   000-30390
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                                 (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                  Form 20-F    X          Form 40-F
                            -------                     ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes                    No     X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Hilton Petroleum Ltd.
                                          -------------------------------------
                                          (Registrant)

Date    November 16, 2001                 By  /s/ "Nick DeMare"
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                                          Nick DeMare
                                          Director
                                          (Signature)*

     *Print the name and title of the signing officer under his signature.

                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                               Tel: (604) 685-9316
                                CDNX SYMBOL: HTP
                        Web Site: www.hiltonpetroleum.com

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NEWS RELEASE                                                   NOVEMBER 16, 2001



Bakersfield, CA - November 16, 2001- Hilton Petroleum Ltd.(CDNX:HTP/OTCBB:HTPTF)

The Company has outstanding CDN$1,493,500 9% debentures which are convertible into common shares at CDN$2.60 per share on or before April 30, 2002 or at CDN$2.85 per share on or before April 30, 2003. Also outstanding are CDN$1,500,000 10% debentures and US$2,163,000 10% debentures which are convertible at CDN$1.35 per share on or before January 24, 2003 or at CDN$1.56 per share on or before January 24, 2004.

Subject to receipt of all necessary regulatory, shareholder and debenture holder approvals, the Company proposes to amend the conversion terms of the debentures such that the debentures will be convertible at CDN$0.50 per share. In addition, the Company proposes to implement a forced conversion of these debentures if the Company's common shares trade at a price equal to or greater than CDN$1.00 for a period of 30 days.

If all debentures are converted at the proposed conversion price of CDN$0.50, a total of approximately 12,851,064 common shares will be issued to extinguish outstanding debts of approximately CDN$6,425,532.

Insiders of the Company hold CDN$1,300,000 of the 9% debentures and US$1,013,000 of the 10% debentures. A total of approximately 5,814,654 shares would be issued to insiders on conversion of their debentures.

Hilton Petroleum Ltd. is a public company engaged in exploration, development and production of natural gas and crude oil. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTCBB: HTPTF). Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888-303-3361.

ON BEHALF OF THE BOARD


"Donald W. Busby"
Donald W. Busby, CEO

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.